
13000605

PE 01/28/2013

NO ACT

Received SEC

JAN 28 2013

Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/28/13

Rick E. Hansen
Chevron Corporation
rhansen@chevron.com

Re: Chevron Corporation

Dear Mr. Hansen:

This is in regard to your letter dated January 28, 2013 concerning the shareholder proposal submitted by Mary Jo Nelson for inclusion in Chevron's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Chevron therefore withdraws its January 18, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Mary Jo Nelson

*** FISMA & OMB Memorandum M-07-16 ***



Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3184
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

VIA EMAIL
shareholderproposals@sec.gov

January 28, 2013

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Chevron Corporation
Shareholder Proposal of Mary Jo Nelson
Securities Exchange Act of 1934, Rule 14a-8

Ladies and Gentlemen:

On January 18, 2013, we submitted a letter to inform you that Chevron Corporation ("Chevron"), intends to exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders a shareholder proposal and statements in support thereof (the "Proposal") submitted to Chevron by Mary Jo Nelson (the "Proponent"). There are no co-filers for the Proposal.

On January 24, 2013, the Proponent informed us via electronic mail that she has withdrawn her Proposal. A copy of the Proponent's correspondence is attached to this letter as Exhibit A.

Because the Proposal has been withdrawn, we now withdraw our January 18, 2013, no-action request relating to the Proposal.

If the Staff has any questions regarding this matter, please contact the undersigned at rhansen@chevron.com, or (925) 842-2778.

Sincerely yours,

[signature]

Enclosures

cc: Mary Jo Nelson *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

HANSEN, RICK E

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 24, 2013 6:30 PM
To: Corporate Governance Correspondence; HANSEN, RICK E
Subject: Withdrawal of my Chevron stockholder proposal of December 13, 2012

January 24, 2013

Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

Dear Chevron Corporate Secretary and Chief Governance Officer:
As a result of your aid in resolving my complaint with Computershare and your sending me the copy of the helpful shareholder information which you will place on your website and in your 2013 proxy booklet, I request that you now withdraw my stockholder proposal that I submitted to you dated December 13, 2012.

Sincerely,

Mary Jo Nelson (Chevron Shareholder)

*** FISMA & OMB Memorandum M-07-16 ***



Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3184
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

VIA EMAIL
shareholderproposals@sec.gov

January 18, 2013

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Chevron Corporation
Shareholder Proposal of Mary Jo Nelson
Securities Exchange Act of 1934, Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation ("Chevron"), intends to exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal" and "Supporting Statement") submitted to Chevron by Mary Jo Nelson (the "Proponent").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Chevron intends to file its definitive 2013 Proxy Materials with the Commission and have concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if she elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Chevron pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, in its entirety, is as follows:

> RESOLVED: That the shareholders of Chevron Corporation (Chevron) ask the Board of Directors to state in writing whether or not it has arranged for the current

transfer agent to take no responsibility for the information given by its employees or the actions of its employees.

SUPPORTING STATEMENT

Currently Computershare Shareowner Services LLC is Chevron's transfer agent (TA). When queried by a Chevron shareholder regarding the requirements for additional cash purchases of Chevron stock the following week, the TA employee advises the Chevron shareholder of the date and time by which the checks must arrive at the TA's stated street address. Fedex confirms by signature that the delivery is made at the TA's street address office before the TA's stated cutoff time. Transfer agent does not purchase shares as requested. The day following the shareowner's expected purchase, the TA employee initially gives the excuse that the shareowner's envelope arrived past the cutoff but drops this when given the Fedex tracking number. The TA supervisor confirms the instructions of the TA employee to the shareholder but then states that the TA is not responsible for anything its employees say or do. The shareowner promptly requested to speak to a TA dispute resolution specialist and was told by the TA supervisor that none was available for 2 days. At that time the shareowner requested that the supervisor have the TA dispute resolution specialist telephone the shareowner on the third business day. No telephone call from any TA dispute resolution specialist has been received possibly because the TA maintains that it need not take any responsibility for its statements or actions.

As Chevron is committed to "the highest professional and personal ethics and values" (2012 Proxy Statement, page 8) it likely has not specified for its shareowners to have a transfer agent which takes no responsibility for its employee statements and actions. If this is the case, Chevron should be willing to confirm to shareholders that Chevron has not made any agreements with its transfer agent that releases the transfer agent from responsibility for its employee statements or actions.

A copy of the Proposal, the Supporting Statement, and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from Chevron's 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance against Chevron and its transfer agent, Computershare Shareowner Services, LLC ("Computershare");
- Rule 14a-8(i)(7) because the Proposal relates to Chevron's ordinary business operations, specifically Chevron's relationship with its transfer agent, Computershare; and
- Rule 14a-8(i)(7) because the Proposal relates to Chevron's ordinary business operations, specifically Chevron's shareholder relations and communications.

BACKGROUND

The Proponent is a registered holder of Chevron's common stock, a custodian of three registered holder accounts in favor of her children, and a participant in Chevron's dividend reinvestment plan. Her grievance with Chevron and its transfer agent, Computershare, stems from Computershare's failure to place an order to purchase Chevron common stock for Proponent within the timeframe the Proponent expected or within the timeframe that was apparently communicated to the Proponent by Computershare. The Proponent's Proposal, Supporting Statement, and correspondence to Chevron described below purport to summarize the events forming the basis of her grievance and the impetus for filing the Proposal. Below, we reference the Proponent's cover letter/ email accompanying her stockholder proposal ("Cover Letter"), which is attached to this letter as part of Exhibit A, the Proponent's December 11, 2012, letter to Chevron's Chairman and CEO, John Watson (the "Letter to Chairman"), which is attached to this letter as Exhibit B, and additional correspondence between Chevron and the Proponent, which is attached to this letter as Exhibit C.

Chevron understands that on Friday, November 30, 2012, the Proponent telephoned Computershare and inquired as to the procedure for making a one-time purchase of stock for three of the custodial accounts she maintains on behalf of her children (the "Purchase"). The Proponent indicated to Computershare that she would pay for the Purchase by means of personal checks. According to the Proponent's Letter to Chairman, the Proponent was told by Computershare that her checks "must arrive at the Computershare Account Maintenance Department by 10:00 am on Monday December 3" for the Purchase to occur by the Tuesday, December 4 deadline. (Computershare executes transactions in Chevron common stock on a weekly basis, every Tuesday.) Chevron understands that, as instructed, the Proponent subsequently sent three personal checks and a cover letter to Computershare via Federal Express overnight mail. The Proponent confirmed that delivery of her mailing to Computershare occurred on Monday, December 3.

Chevron understands that on Wednesday, December 5, 2012, the Proponent telephoned Computershare to confirm the Purchase had been executed the prior day. She was informed by Computershare, however, that the Purchase had not been executed on Tuesday, December 4, and would not be executed until the following Tuesday, December 11. We are informed that Computershare did not execute the Purchase on Tuesday, December 4 because, while its mailroom received the Proponent's mailing in advance of the Tuesday, December 4 deadline, Computershare was unable to route the mailing to the appropriate personnel and complete the necessary availability of funds validations and other procedures necessary to execute the Purchase by the Tuesday, December 4 deadline. According to the Proponent's Letter to Chairman and Supporting Statement, what followed was a series of unsatisfactory interactions with Computershare, which apparently involved an assertion by the escalation representative at Computershare that "Computershare is not responsible for anything its employees say or do." (Supporting Statement) The Proponent's principal request was that Computershare execute her Purchase so as to reflect the purchase price of Chevron common stock on Tuesday, December 4.

Chevron understands that on Tuesday, December 11, 2012, Computershare executed the Purchase and credited the Proponent's custodial accounts accordingly. Due to an increase in the Chevron common stock price between Tuesday, December 4, and Tuesday, December 11, the

Proponent's custodial accounts were not credited the number of shares she had initially anticipated receiving.

Also on Tuesday, December 11, 2012, the Proponent sent, and on December 12, Chevron received, the Letter to Chairman. In the Letter to Chairman the Proponent referenced filing a shareholder proposal, stating:

> I find nowhere in my Chevron DRIP booklet that your transfer agent is not responsible for anything it says or does. Is that the program you have chosen for Chevron shareholders? If not, please help me to receive the share price for my children on December 4, as Computershare should have received had it processed my letter and checks according to the information given by its employee Eena. This lack of integrity and responsibility reflects very poorly on Chevron unless you as the CEO of Chevron believe you have no responsibility for anything you say or do. If the latter is the case, please send me the materials for a [proposal] filing to let all shareholders know of your attitude toward them and to notify them that you believe it is fine to have a shareholder DRIP plan which carries no responsibility for Computershare. [emphasis added]

One day following Chevron's receipt of the Letter to Chairman, the Proponent submitted the Proposal to Chevron. Accompanying the Proposal was the Cover Letter dated December 13, 2012, in which the Proponent linked the filing of the Proposal with her unsatisfactory experience with Chevron and Computershare, stating:

> I had hoped to receive a reply to my letter to Chevron CEO John S. Watson which he received yesterday morning by Fedex [sic] overnight mail, but as I have had no response from him, I am now submitting this proxy proposal. [emphasis added]

It is apparent from the Proposal, Supporting Statement, the Proponent's Letter to Chairman, and Cover Letter that the principal impetus for the Proponent to submit the Proposal was to obtain redress of her grievance with Chevron and its transfer agent, Computershare.

Correspondence between Chevron and the Proponent included in Exhibit C evidences that subsequent to Proponent sending the Letter to Chairman and submission of the Proposal (recall that only one day elapsed between Chevron's receipt of both), Chevron and Computershare have worked diligently with the Proponent to address her grievance. Specifically, on Wednesday, December 19, 2012, Computershare contacted the Proponent to indicate that it was investigating the matter. The next day, on Thursday, December 20, Chevron representatives called the Proponent to discuss her concerns. On Friday, December 21, Computershare, at their own cost, purchased and credited the Proponent's custodial accounts with the additional number of shares that would have been credited to the accounts had the Purchase been executed on Tuesday, December 4. On Monday, December 24, Computershare contacted the Proponent and confirmed that her accounts had been credited and that it would send to the Proponent, via overnight mail, adjusted account statements. Further, Computershare committed to revise its call center inquiry scripts in an effort to prevent situations similar to the Proponent's from occurring in the future. On Thursday, January 10, 2013, Chevron provided the Proponent with a copy of the revised call center inquiry script language.

ANALYSIS

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(4) Because The Proposal Relates To The Redress Of A Personal Claim or Grievance Against Chevron And Its Transfer Agent, Computershare.

Rule 14a-8(i)(4) permits the exclusion of stockholder proposals that are (i) related to the "redress of a personal claim or grievance against a company or any other person," or (ii) "designed to result in a benefit to a proponent or to further a personal interest of a proponent, which is not shared by the other shareholders at large." Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). The Commission has noted that "Rule 14a-8 . . . is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982) (the "1982 Release").

On this basis, over the years the Staff has concurred with the exclusion of a number of proposals pursuant to Rule 14a-8(i)(4) when the company has demonstrated that the proposal was really a pretext to obtain redress of a personal claim against the company or any other person or designed to result in a benefit to the proponent not shared by other shareholders at large. *See, for example, D.R. Horton, Inc.* (avail. Oct. 23, 2012) (proposal requesting that company "audit its subsidiary DHI Mortgage for compliance with all federal and state laws, and that the Board confirms for the record that DHI Mortgage conforms to the requirements contained within its own corporate governance documents"); *American Express Company* (avail. Jan. 13, 2011) (proposal mandating that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a 'Truth Commission,'" after an independent outside compliance review of the Code); *General Electric Company* (avail. Jan. 12, 2007) (proposal that chief executive officer "be required to reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes-Oxley").

In the 1982 Release, the Staff further instructed that even proposals presented in broad terms in an effort to suggest that they are of general interest to all stockholders may nevertheless be omitted from a proxy statement "if it is clear from the facts...that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." For example, in *State Street Corporation* (avail. Jan. 5, 2007) the Staff concurred with the exclusion of a proposal to amend the company's bylaws to separate the positions of chairman and chief executive officer. The proposal's supporting statement, though largely devoted to the merits of separating the positions of chairman and CEO, referenced the proponent's ejection from the company's 2006 annual meeting. The company argued that it could exclude the proposal under Rule 14a-8(i)(4) because the proposal was "the latest phase of the proponent's personal campaign against the company and [its CEO]." *See also Medical Information Technology, Inc.* (avail. Mar. 3, 2009) (proposal that company comply with government regulations that require that businesses treat all shareholders the same); *Morgan Stanley* (avail. Jan. 14, 2004) (proposal that company's board adopt a written policy "with a commitment to undue [sic] financial injustice(s) to any client(s), employees (current or former), and investors, which can be demonstrated to have occurred as a result of illegal, unethical, or immoral actions or inaction's [sic], on the part of any employees (past or present) of the firm, including actions resulting from dishonesty, untruthfulness, and perjury").

More specific to the Proposal, the Staff has also concurred with the exclusion of proposals pursuant to Rule 14a-8(i)(4) involving a personal claim or grievance against the company or its transfer agent. In *Scana Corporation* (avail. Mar. 8, 2000), the Staff concurred that the company could exclude a proposal mandating, among other things, that the company and its transfer agent not show antagonism to shareholders applying for nonresident alien status in connection with tax withholding, and aid shareholders in filling out IRS Forms W-8 and W-9 necessary to claim that status. The company demonstrated that the underlying reason for the proposal was the proponent's dissatisfaction with the company and its transfer agent with respect to the tax withholding on the payment of dividends and interest to shareholders "applying for W-8 designated accounts," and was thus excludable under Rule 14a-8(i)(4). *See also Sprint Corporation* (avail. Jan. 24, 2000) (same); *Kansas City Power & Light Company* (avail. Jan 24, 2000) (same). In *US WEST, Inc.* (avail. Feb. 22, 1999), the Staff similarly concurred that the company could exclude a proposal mandating that the board be censured for certain specified actions relating to the company's transfer agent and the transfer agent's treatment of the company's shareowners. The company noted that the proponent listed "as his reasons certain allegations that affected him personally." The company argued that the proposal was properly excludable under Rule 14a-8(i)(4) because the proponent has clearly submitted the proposal "as a means of redressing a personal grievance with the company."

Based upon any fair and objective reading of the Proposal, the Supporting Statement, the Proponent's Letter to Chairman, and Cover Letter it is difficult to conceive of the Proposal as anything other than an attempt to obtain "redress of a personal claim or grievance" against Chevron and its transfer agent, Computershare. The Proposal language itself reflects one of the Proponent's underlying complaints (reiterated in the Supporting Statement): that Computershare apparently asserted in conversations with the Proponent that Computershare "is not responsible for anything its employees say or do." The bulk of the Supporting Statement is devoted to a recitation of the proponent's unsatisfactory interactions with Computershare. In this respect, the Proposal is analogous to similar proposals in *Scana Corporation* and *US WEST, Inc.* and the other proposals in the other letters cited above. Perhaps most importantly, the Proponent's Letter to Chairman and Cover Letter make plain that the principal impetus for the Proponent to submit the Proposal to Chevron was to obtain redress of her grievance with Chevron and its transfer agent, Computershare. For example, as noted above, in the Letter to Chairman the Proponent explicitly referenced filing a proposal. And in the Cover Letter, the Proponent expressly linked the filing of the Proposal with her unsatisfactory experience with Chevron and Computershare, stating: "I had hoped to receive a reply to my letter to Chevron CEO John S. Watson which he received yesterday morning by Fedex [sic] overnight mail, but as I have had no response from him, I am now submitting this proxy proposal." [emphasis added]

We believe that it is clear from the facts that the proponent is using the Proposal as a tactic designed to obtain redress of a personal grievance or further a personal interest. Accordingly, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(4).

The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(7) Because The Proposal Relates to Chevron's Ordinary Business Operations, Specifically, Chevron's Relationship With Its Transfer Agent, Computershare.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and it identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976))

The Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to and seeks to interfere with Chevron's relationship with its transfer agent, Computershare. The Staff has consistently concurred that a company's decisions with respect to and relationship with its transfer agent involve ordinary business operations and are therefore not a proper subject for shareholder oversight. For example, in *Ameren Corporation* (avail. Feb. 27, 2000) the Staff concurred with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal mandating that the company and its transfer agent not show antagonism to shareholders applying for nonresident alien status in connection with tax withholdings, and aid shareholders in filling out IRS Forms W-8 and W-9 necessary to claim that status. The company argued that "compliance with the Proposal would implement policies which are not in the interest of the Company and is likely to result in actions that are inconsistent with the requirements of the Code." In *General Electric Company* (avail. Jan. 5, 2005), the Staff concurred with the exclusion of a proposal pursuant to Rule 14a-8(i)(7) that the company's board adopt a policy that the selection of GE's transfer agent be submitted to shareholders for ratification. In concurring with the exclusion of the proposal, the Staff noted that the proposal related to the company's "ordinary business operations (i.e., the selection of GE's transfer agent and registrar)." *See also AT&T Corp.* (avail. Jan. 30, 2001) (concurring in exclusion of proposal requesting that company terminate its transfer agent); *Schering-Plough Corporation* (avail. Jan. 12, 1993) (concurring with exclusion of proposal requiring the company to discontinue using its present stock transfer agent and to substitute one of two named transfer agents); *Lance, Inc.* (avail. Feb. 12, 1981) (concurring with exclusion of proposal to terminate company's outside legal counsel and transfer agent).

Similarly, the Proposal relates to and seeks to interfere with Chevron's relationship with its transfer agent, Computershare. Specifically, the Proposal would require Chevron's Board of Directors to issue a written statement indicating "whether or not it has arranged for the current transfer agent to take no responsibility for the information given by its employees or the actions of its employees." Further, the Supporting Statement argues that "Chevron should be willing to confirm to shareholders that Chevron has not made any agreements with its transfer agent that releases the transfer agent from responsibility for its employee statements or actions." As confirmed by the Supporting Statement, the Letter to Chairman and the Proponent's Cover Letter, it is clear that the Proposal was submitted by the Proponent to insert herself into and to interfere with the Chevron's relationship with its transfer agent, Computershare. Decisions that Chevron makes with respect to its transfer agent and, more specifically, its understandings with Computershare concerning Computershare's responsibilities and the terms of any contractual commitments are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Accordingly, like the shareholder proposals in *Ameren Corporation* and *General Electric Company* and the proposals in the other letters cited above, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to and seeks to interfere with Chevron's relationship with its transfer agent.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because The Proposal Relates to Chevron's Ordinary Business Operations, Specifically, Chevron's Shareholder Relations and Communications.

The Proposal also may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal concerns Chevron's shareholder relations and shareholder communications—more specifically, it seeks Board action to improve or alter those relations and communications—and therefore it relates to Chevron's ordinary business operations.

The Staff has consistently concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals relating to a company's shareholder relations. For example, in *The Goodyear Tire and Rubber Co.* (avail. Jan. 28, 1991), the Staff concurred with the exclusion under Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7), of a shareholder proposal requesting that the board appoint a committee of independent directors to study, among other items, the "handling of consumer and shareholder complaints." In its response, the Staff noted that (among other things) the shareholder proposal impermissibly related to "customer and shareholder relations." Similarly, in *Prudential Financial, Inc.* (avail. Feb. 7, 2003), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting the establishment of a shareholders' association for "social and recreational activities," where the company argued that "[d]ecisions regarding the establishment and implementation of programs and services for shareholders require management to consider a variety of factors," the balancing of which is "ill suited for shareholder oversight." In concurring with the exclusion of the proposal, the Staff noted that the proposal related to the company's ordinary business operations because it concerned the company's shareholder relations. *See also Con-way Inc.* (avail. Jan. 22, 2009) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting that the board take the necessary steps to ensure that future annual meetings would be distributed over the Internet using webcast technology, where the Staff noted that proposal concerned "shareholder relations and the conduct of annual meetings"); *American Telephone and Telegraph Co.* (avail. Jan. 14, 1991) (concurring with the exclusion under Rule 14a-8(c)(7) of a shareholder proposal requesting that the company "refrain from taking action on matters directly related to shareholder proposals pending a vote by shareholder at the annual meeting," where the Staff noted that "the alternatives and procedures considered by management in responding to shareholder proposals essentially consist of questions dealing with shareholder relations and, therefore, involve matters of the Company's ordinary business operations").

Likewise, the Staff has concurred with the exclusion of proposals requesting that a company take certain steps to improve or alter shareholder communications. *See XM Satellite Radio Holdings Inc.* (avail. May 14, 2007) (concurring with the exclusion of a shareholder proposal requesting that the board "impose a monetary fine upon the [c]ompany [o]fficer for failing to promptly respond to shareholder letters" and implement a shareholder response policy specified in the proposal, where the Staff noted that the proposal related to "procedures for improving shareholder communications"); *Jameson Inns, Inc.* (avail. May 15, 2001) (concurring with the exclusion of a shareholder proposal urging the board to consider new ideas for improving shareholder communications, including three ideas specified in the proposal, where the Staff noted that the proposal related to "procedures for improving shareholder communications").

Similarly, the Proposal concerns Chevron's shareholder relations, specifically, Chevron's relations with its registered shareholders, vis-à-vis its transfer agent, Computershare, and seeks Board action to improve or alter those relations and communications. The Proposal criticizes Computershare at length for its handling of the Proponent's grievance and suggests that Chevron and its Board have "arranged for [Computershare] to take no responsibility for the information given by its employees or the actions of its employees." The Proposal thus suggests that all shareholders and Chevron's shareholder relations will be improved if the Board issues the requested written statement. Accordingly, like the shareholder proposals in *The Goodyear Tire and Rubber Co.*, *XM Satellite Radio Holdings Inc.* , *Jameson Inns, Inc.*, and the proposals in the other letters cited above, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to Chevron's shareholder relations and, more specifically, seeks Board action to improve or alter those relations and communications.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(4) or Rule 14a-8(i)(7).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to the undersigned at rhansen@chevron.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778.

Sincerely yours,



Enclosures

cc: Mary Jo Nelson

EXHIBIT A

Macindoe, Marian

From: *** FISMA & OMB Memorandum M-07-16 ***
ent: Thursday, December 13, 2012 11:05 AM
fo: Corporate Governance Correspondence
Subject: 2013 Proxy Proposal for Chevron Annual Meeting
Attachments: Chevron proxy, December 13, 2012.docx

December 13, 2012

Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

Dear Corporate Secretary and Chief Governance Officer:
As a Chevron shareholder of over 10,000 shares, I am submitting my proxy proposal for the 2013 Chevron annual meeting which is attached to this email.
Please confirm to me by return email that you have received it today.

I had hoped to receive a reply to my letter to Chevron CEO John S. Watson which he received yesterday morning by Fedex overnight mail, but as I have had no response from him, I am now submitting this proxy proposal.

Sincerely,

Mary Jo Nelson

*** FISMA & OMB Memorandum M-07-16 ***

Attention: Corporate Secretary and Chief Governance Officer of Chevron Corporation

STOCKHOLDER PROPOSAL REGARDING TRANSFER AGENT (CURRENTLY COMPUTERSHARE SHAREOWNER SERVICES LLC) RESPONSIBILITY

RESOLVED: That the shareholders of Chevron Corporation (Chevron) ask the Board of Directors to state in writing whether or not it has arranged for the current transfer agent to take no responsibility for the information given by its employees or the actions of its employees.

SUPPORTING STATEMENT

Currently Computershare Shareowner Services LLC is Chevon's transfer agent (TA). When queried by a Chevron shareholder regarding the requirements for additional cash purchases of Chevron stock the following week, the TA employee advises the Chevron shareholder of the date and time by which the checks must arrive at the TA's stated street address. Fedex confirms by signature that the delivery is made at the TA's street address office before the TA's stated cutoff time. Transfer agent does not purchase shares as requested. The day following the shareowner's expected purchase, the TA employee initially gives the excuse that the shareowner's envelope arrived past the cutoff but drops this when given the Fedex tracking number. The TA supervisor confirms the instructions of the TA employee to the shareholder but then states that the TA is not responsible for anything its employees say or do. The shareowner promptly requested to speak to a TA dispute resolution specialist and was told by the TA supervisor that none was available for 2 days. At that time the shareowner requested that the supervisor have the TA dispute resolution specialist telephone the shareowner on the third business day. No telephone call from any TA dispute resolution specialist has been received possibly because the TA maintains that it need not take any responsibility for its statements or actions.

As Chevron is committed to "the highest professional and personal ethics and values" (2012 Proxy Statement, page 8) it likely has not specified for its shareowners to have a transfer agent which takes no responsibility for its employee statements and actions. If this is the case, Chevron should be willing to confirm to shareholders that Chevron has not made any agreements with its transfer agent that releases the transfer agent from responsibility for its employee statements or actions.

EXHIBIT B

From: Mary Jo Nelson, *** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
DEC 12 2012
JSW
Maria Morales

To: John S. Watson, CEO Chevron, 6001 Bollinger Canyon Road, San Ramon, CA 94583

'ate: December 11, 2012

Regarding: Computershare Dishonesty

I and my children are enrolled in your Chevron dividend reinvestment program (DRIP). On November 30, I phoned Computershare and spoke to Eena (phonetically spelled) and asked to know what I must do to achieve an additional cash purchase of Chevron shares for my children the following week. Eena told me that my checks must arrive at the Computershare Account Maintenance Department with a street address of 500 Ross Street, 6th Floor, Room 154-0675, Pittsburgh, PA 15262 by 10am on Monday, December 3rd for Computershare to purchase Chevron shares for my children's DRIP accounts on Tuesday, December 4th. I therefore sent the checks attached to the children's tear-off sheets with a cover letter instructing that the shares be purchased the week of December 3rd as specified by Eena of Computershare.

The 3 checks and cover letter were sent by Fedex express overnight and arrived December 3rd at 9am at their office and was signed for by their employee R. Ros. I have enclosed the Fedex receipt document with signature.

On Wednesday, December 5th, I phoned Computershare to check the purchase price received on 12/4 and spoke to Claudia who stated that my envelope was received late in the afternoon on Monday so no Chevron shares were purchased. When I provided the Fedex tracking number she stopped that storyline. When I asked to speak to a supervisor, I was left on hold until I had to hang up as I had to go to another appointment.

I phoned again at 5:18pm on December 5th, reached April and asked for a supervisor and finally reached Phoebe Owens who stated that Computershare is not responsible for anything its employees say or do and agreed to have a Dispute Resolution Specialist phone me on Thursday. At the end of Thursday, Ms. Owens phoned me to say that all ispute Resolution Specialists were "in training" on Thursday and Friday. I asked, and Ms. Owens agreed, to have a Dispute resolution specialist phone me on Monday and no one has contacted me from Computershare since. Ms. Owens seemed to think that I should be happy that she had "found" my conversation with Eena from Nov. 30th and had scolded Eena for giving me "wrong" information. However when Eena spoke to me, it appeared that Eena was just reading the Computershare policy and when Computershare doesn't follow its policy, Computershare just says that an employee made a mistake.

I find nowhere in my Chevron DRIP booklet that your transfer agent is not responsible for anything it says or does. Is that the program you have chosen for Chevron shareholders? If not, please help me to receive the share price for my children on December 4th as Computershare should have received had it processed my letter and checks according to the information given by its employee Eena. This lack of integrity and responsibility reflects very poorly on Chevron unless you as the CEO of Chevron believe you have no responsibility for anything you say or do. If the latter is the case, please send me the materials for a filing to let all shareholders know of your attitude toward them and to notify them that you believe it is fine to have a shareholder DRIP plan which carries no responsibility for Computershare.

Sincerely,



Mary Jo Nelson

Enc: Fedex delivery time/date documentation & cover letter of 11/30/2012

opy: Securities and Exchange Commission

The Wall Street Journal

Mary Jo Nelson

*** FISMA & OMB Memorandum M-07-16 ***

November 29, 2012

Computershare Account Maintenance Department
500 Ross Street, 6th Floor, Room 154-0675
Pittsburgh, PA 15262

Dear Shareowner Services,

I have enclosed checks 5555, 5556 + 5557 each in the amount of $48,848.22/100 to be invested in each of my children's custodial accts: Lowell Nelson Naas, Mary Nelson Naas, William Nelson Naas.

Please invest these funds next week on the same day so that each child receives the same share price. Please Do NOT confuse my daughter's account: Mary Nelson Naas with my account.

For any questions, my phone number is above,

Sincerely,

Mary Jo Nelson

Sent by FedEX Priority Overnight

EXHIBIT C

Exhibit C

Ho, Carrie (CARH)

From: Ho, Carrie (CARH)
Sent: Tuesday, January 08, 2013 5:00 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Availability for a Phone Call Regarding Chevron Stock Transaction

Dear Ms. Nelson,

I hope the new year is starting off well for you. Rick Hansen and I would like to schedule a phone call, at a time convenient for you, to follow up on our previous conversations with regard to your December stock purchase of Chevron stock. We want to make sure everything is resolved to your satisfaction and appreciate if you could contact me by phone or email with your availability. We look forward to speaking with you soon.

Sincerely,

Carrie Ho
Corporate Governance Liaison

Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
(925) 842-2815 -- Direct
(925) 842-2846 -- Fax
carrie.ho@chevron.com

This message may contain privileged or confidential information. If you have received this message in error, please delete it without reading and notify me by reply e-mail. Thank you.

Exhibit C

Ho, Carrie (CARH)

From: Ho, Carrie (CARH)
Sent: Thursday, January 10, 2013 3:46 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Revised Call Center Script

Dear Ms. Nelson,

Thank you for taking the time to speak with us today. I am providing you with the revised call center script that will be used by Computershare. We will be in touch with the additional language for our web site. Please feel free to contact me if you have any questions.

> To ensure no delays in processing, the shareholder should ensure the delivery of the investment no later than two business days prior to the anticipated investment day. Chevron's investment date is on Tuesday. In addition to delivery timing, the check(s) or money order will need to be accompanied by a current coupon (if sending more than one check, need one coupon per investment); and if handwritten instructions, they must be legible and provide specific account information.
>
> *Confidential and Proprietary Information of Computershare Shareowner Services*

Sincerely,

Carrie Ho
Corporate Governance Liaison

Chevron Corporation
6001 Bollinger Canyon Road, Rm T-3164
San Ramon, CA 94583
(925) 842-2815 -- Direct
(925) 842-2846 -- Fax
carrie.ho@chevron.com

This message may contain privileged or confidential information. If you have received this message in error, please delete it without reading and notify me by reply e-mail. Thank you.

Exhibit C

Ho, Carrie (CARH)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 11, 2013 12:40 PM
To: Ho, Carrie (CARH)
Subject: Re: Revised Call Center Script

Dear Ms. Ho,
Thank you for providing me with the revised call center script to be used by Computershare. It will be very helpful for shareowners to know that Tuesday is the investment date and that 2 business days is required for processing.

I have not yet heard from Rick Hansen regarding the information to be placed in the annual meeting program booklet and on your invester website to educate shareholders. This should include the equivalent information of the call center script as well as the complete street address of Computershare for shareholders using delivery other than U.S. Mail. Dividend reinvestment shareholders for many years as myself and family members have through experience come to understand that the U.S. Mail has abdicated its responsibility to obtain timely and reliable delivery information and many shareholders therefore have been switching to reliable services such as UPS or Fedex which require a street address. This investor information should result in fewer phone calls to Computershare.
Please note that I wish to be certain that both of these pieces of information are satisfactory to your corporate secretary, Lydia Beebe, as she is the one who must sign off on this for the SEC. Please have her signature on the final version sent to me so that I know that this is actually the educational statement for shareholders she will be submitting to the SEC for the annual meeting and placing on the Chevron investor website.

I would appreciate your forwarding this email to Rick Hansen, Lydia Beebe and anyone else you think necessary.

Sincerely,
Mary Jo Nelson

From: "Ho, Carrie (CARH)" <Carrie.Ho@chevron.com>
To: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 10, 2013 5:46 PM
Subject: Revised Call Center Script

Dear Ms. Nelson,

Thank you for taking the time to speak with us today. I am providing you with the revised call center script that will be used by Computershare. We will be in touch with the additional language for our web site. Please feel free to contact me if you have any questions.

> To ensure no delays in processing, the shareholder should ensure the delivery of the investment no later than two business days prior to the anticipated investment day. Chevron's investment date is on Tuesday. In addition to delivery timing, the check(s) or money order will need to be accompanied by a current coupon (if sending more than one check, need one coupon per investment); and if handwritten instructions, they must be legible and provide specific account information.
>
> *Confidential and Proprietary Information of Computershare Shareowner Services*

Sincerely,
Carrie Ho
Corporate Governance Liaison
Chevron Corporation
6001 Bollinger Canyon Road, Rm T-3164

Exhibit C

Ho, Carrie (CARH)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 17, 2013 9:04 AM
To: Corporate Governance Correspondence; Ho, Carrie (CARH)
Subject: Proxy submitted for 2013 Annual Meeting

Lydia Beebe
Chevron Corporate Secretary

Dear Ms. Beebe,
On January 10, 2013, your assistant Rick Hansen told me that the deadline for submitting the information to the SEC for the Chevron annual meeting proxy booklet was January 18th which is tomorrow. Rick told me that if I agreed to drop the proxy I submitted regarding Computershare's actions that he would agree to compose educational information for the dividend reinvestment shareholders to be printed in the annual meeting proxy booklet. (He also offered to put this on the Chevron website which I had not requested as it can be changed at any time but which also may be helpful.) This information for the proxy booklet would include the day of purchase (Tuesday) which Rick said is chosen by Chevron and required receipt timing (2 business days prior). I requested by email that the Computershare street address be listed. This is simple factual material (not rocket science) and I understood would be a helpful reminder paragraph in the proxy booklet section on shareholder educational information.
I agreed to this because I thought that some helpful and time saving information for Chevron DRIP shareholders in the annual proxy booklet would be a beneficial outcome from the brazen and contemptible behavior I experienced from Computershare last December 2012.

Today is the last day before the SEC deadline for the annual proxy booklet as told to me by Rick Hansen and I have received none of the above proposed sentences to help the DRIP investors know the services which you have purchased and the Computershare street address at which it may be obtained. Carrie Ho advised me by email on January 11th that you were working on it.

Please let me know:
1) If it is true that January 18, 2013 is the SEC deadline for the annual meeting proxy booklet materials. If so it appears that Chevron wants me to respond to them is less than one day but wants 8 days to compose these sentences for the 2013 annual proxy booklet. This shows contempt for me as a shareholder and my schedule today.
2) If you do not intend to email me your composed DRIP shareholder information this morning on January 17th, please leave my proxy as submitted for your annual meeting as Rick Hansen does not appear to have the agreement of the corporate secretary, Lydia Beebe in this matter. A shareholder member of my family will plan to attend your annual meeting and speak from the floor regarding your attitude toward shareholders.
3) A copy of this email will be sent to the SEC so that they can be educated regarding the behavior of Rick Hansen, assistant corporate secretary, in regard to shareholders and their proxy submissions. You should understand for the benefit of the Chevron corporation reputation that Rick Hansen should not make promises he is not prepared to keep (even in an apparently simple matter such as this) and that if he is ill, Carrie Ho who knows of this matter should have picked up the ball on it. If Ms. Beebe was in disagreement with him he should have promptly emailed me of that fact.

Sincerely,
Mary Jo Nelson
Chevron DRIP shareholder

Exhibit C

Ho, Carrie (CARH)

From: Ho, Carrie (CARH)
Sent: Thursdav. Januarv 17. 2013 2:28 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy submitted for 2013 Annual Meeting

Dear Ms. Nelson,

We received your email of January 17, 2013, to Lydia Beebe, Chevron's Corporate Secretary & Chief Governance Officer.

We apologize for any confusion you may have with respect to the SEC deadline referenced in your email. As was made clear in your discussions with our staff, the referenced deadline is for filing no-action requests concerning stockholder proposals with the SEC. It is not the deadline for Chevron's proxy materials. Chevron reserves the right to file a no-action request on your stockholder proposal with the SEC if it believes there are valid bases for doing so. Even though we may file a no-action request, we would still like to work with you on some possible disclosure enhancements that might lead you to withdraw your proposal. These possible disclosure enhancements are still subject to internal review and approval. When the information is approved, we will send you a copy for your consideration.

We appreciate you working with us and your investment with Chevron.

Sincerely,

Carrie Ho
Corporate Governance Liaison

Chevron Corporation
6001 Bollinger Canyon Road, Rm T-3164
San Ramon, CA 94583
(925) 842-2815 -- Direct
(925) 842-2846 -- Fax
carrie.ho@chevron.com

This message may contain privileged or confidential information. If you have received this message in error, please delete it without reading and notify me by reply e-mail. Thank you.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 17, 2013 9:04 AM
To: Corporate Governance Correspondence; Ho, Carrie (CARH)
Subject: Proxy submitted for 2013 Annual Meeting

Lydia Beebe
Chevron Corporate Secretary

Dear Ms. Beebe,
On January 10, 2013, your assistant Rick Hansen told me that the deadline for submitting the information to the SEC for the Chevron annual meeting proxy booklet was January 18th which is tomorrow. Rick told me that if I agreed to drop the proxy I submitted regarding Computershare's actions that he would agree to compose educational information for the dividend reinvestment shareholders to be printed in the annual meeting proxy booklet. (He also offered to put this on the Chevron website which I had not requested as it can be changed at any time but which also may be helpful.) This information for the proxy booklet would include the day of purchase (Tuesday) which Rick said is chosen by Chevron and required receipt timing (2 business days prior). I requested by email that the Computershare street address be listed. This is simple factual material (not rocket

science) and I understood would be a helpful reminder paragraph in the proxy booklet section on shareholder educational information.
I agreed to this because I thought that some helpful and time saving information for Chevron DRIP shareholders in the annual proxy booklet would be a beneficial outcome from the brazen and contemptible behavior I experienced from Computershare last December 2012.

Today is the last day before the SEC deadline for the annual proxy booklet as told to me by Rick Hansen and I have received none of the above proposed sentences to help the DRIP investors know the services which you have purchased and the Computershare street address at which it may be obtained. Carrie Ho advised me by email on January 11th that you were working on it.

Please let me know:
1) If it is true that January 18, 2013 is the SEC deadline for the annual meeting proxy booklet materials. If so it appears that Chevron wants me to respond to them is less than one day but wants 8 days to compose these sentences for the 2013 annual proxy booklet. This shows contempt for me as a shareholder and my schedule today.
2) If you do not intend to email me your composed DRIP shareholder information this morning on January 17th, please leave my proxy as submitted for your annual meeting as Rick Hansen does not appear to have the agreement of the corporate secretary, Lydia Beebe in this matter. A shareholder member of my family will plan to attend your annual meeting and speak from the floor regarding your attitude toward shareholders.
3) A copy of this email will be sent to the SEC so that they can be educated regarding the behavior of Rick Hansen, assistant corporate secretary, in regard to shareholders and their proxy submissions. You should understand for the benefit of the Chevron corporation reputation that Rick Hansen should not make promises he is not prepared to keep (even in an apparently simple matter such as this) and that if he is ill, Carrie Ho who knows of this matter should have picked up the ball on it. If Ms. Beebe was in disagreement with him he should have promptly emailed me of that fact.

Sincerely,
Mary Jo Nelson
Chevron DRIP shareholder